UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 5)*

Under the Securities Exchange Act of 1934

THE WILLIAMS COMPANIES, INC.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

      969457100
(CUSIP Number)

Keith Meister
Patrick J. Dooley, Esq.
Corvex Management LP
712 Fifth Avenue, 23rd Floor
New York, New York 10019
(212) 474-6700

Eric W. Mandelblatt
Soroban Capital Partners LLC
444 Madison Avenue, 21st Floor
New York, New York 10022
(212) 314-1300

COPIES TO:
Jeffrey Kochian, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

             February 25, 2014
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Continued on following page(s)
Page 1 of 11 Pages

CUSIP No. 969457100	Page 2 of 11 Pages

1           Names of Reporting Persons

CORVEX MANAGEMENT LP

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[X]
b.	[ ]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

DELAWARE

	7	Sole Voting Power
Number of Shares		41,682,960*
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 41,682,960*
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

62,682,960*†

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

9.17*†%

14           Type of Reporting Person (See Instructions)

PN; IA
_______________
* See Items 5 and 6.
† Includes all shares beneficially owned by all Reporting Persons and excludes cash-settled options disclosed in Item 6 referencing an additional 5,394,000 shares, which, if aggregated with such beneficially owned shares, represent an aggregate economic interest in 68,076,960 share equivalents representing 9.96% of the outstanding shares.

CUSIP No. 969457100	Page 3 of 11 Pages

1           Names of Reporting Persons

KEITH MEISTER

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[X]
b.	[ ]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

UNITED STATES

	7	Sole Voting Power
Number of Shares		41,682,960*
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 41,682,960*
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

62,682,960*†

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
*
[   ]

13           Percent of Class Represented By Amount in Row (11)

9.17*†%

14           Type of Reporting Person (See Instructions)

IN; HC
_______________
* See Items 5 and 6.
† Includes all shares beneficially owned by all Reporting Persons and excludes cash-settled options disclosed in Item 6 referencing an additional 5,394,000 shares, which, if aggregated with such beneficially owned shares, represent an aggregate economic interest in 68,076,960 share equivalents representing 9.96% of the outstanding shares.

CUSIP No. 969457100	Page 4 of 11 Pages

1           Names of Reporting Persons

SOROBAN MASTER FUND LP

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[X]
b.	[ ]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

CAYMAN ISLANDS

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 21,000,000*
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		21,000,000*

11           Aggregate Amount Beneficially Owned by Each Reporting Person

62,682,960*†

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

9.17*†%

14           Type of Reporting Person (See Instructions)

PN
_______________
* See Items 5 and 6.
† Includes all shares beneficially owned by all Reporting Persons and excludes cash-settled options disclosed in Item 6 referencing an additional 5,394,000 shares, which, if aggregated with such beneficially owned shares, represent an aggregate economic interest in 68,076,960 share equivalents representing 9.96% of the outstanding shares.

CUSIP No. 969457100	Page 5 of 11 Pages

1           Names of Reporting Persons

SOROBAN CAPITAL PARTNERS LLC

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[X]
b.	[ ]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[   ]

6           Citizenship or Place of Organization

DELAWARE

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 21,000,000*
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		21,000,000*

11           Aggregate Amount Beneficially Owned by Each Reporting Person

62,682,960*†

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

9.17*†%

14           Type of Reporting Person (See Instructions)

OO, IA

_______________
* See Items 5 and 6.
† Includes all shares beneficially owned by all Reporting Persons and excludes cash-settled options disclosed in Item 6 referencing an additional 5,394,000 shares, which, if aggregated with such beneficially owned shares, represent an aggregate economic interest in 68,076,960 share equivalents representing 9.96% of the outstanding shares.

CUSIP No. 969457100	Page 6 of 11 Pages

1           Names of Reporting Persons

ERIC W. MANDELBLATT

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[X]
b.	[ ]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

UNITED STATES

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 21,000,000*
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		21,000,000*

11           Aggregate Amount Beneficially Owned by Each Reporting Person

62,682,960*†

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

9.17*†%

14           Type of Reporting Person (See Instructions)

HC, IN

_______________
* See Items 5 and 6.
† Includes all shares beneficially owned by all Reporting Persons and excludes cash-settled options disclosed in Item 6 referencing an additional 5,394,000 shares, which, if aggregated with such beneficially owned shares, represent an aggregate economic interest in 68,076,960 share equivalents representing 9.96% of the outstanding shares.

CUSIP No. 969457100	Page 7 of 11 Pages

This Amendment No. 5 supplements the information set forth in the Schedule 13D filed by Corvex Management LP, Keith Meister, Soroban Master Fund LP, Soroban Capital Partners LLC, and Eric W. Mandelblatt with the United States Securities and Exchange Commission on December 16, 2013, as amended from time to time (as amended, the “Schedule 13D”) relating to the shares of Common Stock, par value $1.00 per share (the “Shares”) of The Williams Companies, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 3.                  Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons acquired the Shares as follows:

(a)           Corvex used working capital of the Corvex Funds to purchase the 41,682,960 Shares reported herein that are beneficially owned by the Corvex Persons.  The total purchase price for such 41,682,960 Shares was approximately $1,575,601,463.

(b)           SMF Fund used its working capital to purchase the 21,000,000 Shares reported herein, which are beneficially owned by the Soroban Persons.  The total purchase price for such 21,000,000 Shares was approximately $727,189,547.

Various of the Reporting Persons may effect purchases of securities through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies.  Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.                  Interest in Securities of the Issuer.

(a) – (b) The Corvex Persons may be deemed to be the beneficial owner of 41,682,960 Shares, which collectively represent approximately 6.10% of the Issuer’s outstanding Shares.  Corvex may be deemed to have sole power to vote and sole power to dispose of 41,682,960 Shares.  By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares.

The Soroban Persons may be deemed to be the beneficial owner of 21,000,000 Shares, which represent approximately 3.07% of the Issuer’s outstanding Shares.  Each of the Soroban Persons may be deemed to have shared power to vote and dispose of such Shares.

The aggregate Shares reported as beneficially owned by the Corvex Persons and the Soroban Persons is 62,682,960 Shares, which collectively represent approximately 9.17% of the Issuer’s outstanding Shares.  The aggregate beneficial and economic ownership interest held by the Reporting Persons (including the instruments referred to in Item 6) represents 68,076,960 Shares and Share equivalents, or approximately 9.96% of the outstanding Shares.

The percentages calculated in the immediately foregoing paragraph and in the paragraphs above are calculated based on a total of 683,428,418 Shares outstanding as of October 28, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer on October 31, 2013.

The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the Schedule 13D except to the extent expressly noted herein.

(c)           Except as set forth on Exhibit 2 attached hereto and as described in Item 6, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

CUSIP No. 969457100	Page 8 of 11 Pages

(d)           Except as set forth below, no person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons, other than the Reporting Persons themselves.

The limited partners of (or investors in) each of the private investment funds for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

The limited partners of (or investors in) each of the private investment funds for which SCP LLC or its affiliates acts as general partner, managing member and/or investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests, limited liability company interests or investment percentages in their respective funds.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

SMF Fund sold in the over the counter market European-style cash-settled call options referencing an aggregate of 2,694,000 Shares that did not give SMF Fund direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not permit SMF Fund to exercise such cash-settled call options and receive Shares of the Issuer. Following this transaction, SMF Fund holds European-style cash-settled call options referencing an aggregate of 5,394,000 Shares with a strike price of $50.00 per Share that did not give SMF Fund direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not permit SMF Fund to exercise such cash-settled call options and receive Shares of the Issuer.

On February 25, 2014, the Reporting Persons and the Issuer entered into an Agreement (the “Agreement”) pursuant to which, among other things, during the term of the Agreement, the Issuer agreed: (i) to increase the size of the Issuer’s board of directors (the “Board”) from eleven to twelve members, (ii) to appoint Mr. Mandelblatt to the Board to fill the resulting vacancy, (iii) to include Mr. Mandelblatt in the Issuer’s slate of nominees for election as directors at its 2014 and 2015 annual meetings of stockholders and use its reasonable efforts to cause the re-election of Mr. Mandelblatt to the Board at the 2014 and 2015 annual meetings, (iv) upon the appointment of Mr. Mandelblatt to the Board and subject to the terms of a confidentiality agreement by and between the Issuer and the Reporting Persons attached as an exhibit to the Agreement (the “Confidentiality Agreement”), to provide Mr. Meister with the same materials and information distributed to Mr. Mandelblatt in his capacity as a member of the Board, the same access to information as that afforded to Mr. Mandelblatt in his capacity as a member of the Board, and permission to contact or communicate with management or employees of the Issuer to the same extent as Mr. Mandelblatt, in his capacity as a member of the Board, is permitted (v) on the earlier of November 20, 2014 and the date of the first meeting of the Board after November 1, 2014, to increase the size of the Board by one member, (vi) to appoint Mr. Meister (or, if Mr. Meister has recommended another person with industry experience to serve as a member of the Board and such designee is acceptable to Mr. Meister and the Issuer, such other person) to fill the resulting vacancy, (vii) to include Mr. Meister or such designee in the Issuer’s slate of nominees for election as directors at its 2015 annual meeting of stockholders and to use its reasonable efforts to cause the re-election of Mr. Meister or such designee to the Board at the 2015 annual meeting, and (viii) to provide prior written notice to the Investor Group at least 14 business days’ prior to the end of the last day that stockholders of the Issuer may timely notify the Issuer of a nomination or proposal to be properly brought before the 2015 annual meeting of stockholders pursuant to the By-Laws of the Issuer, as then in effect (the “2015 Deadline”).

The Reporting Persons and certain other persons (collectively, the “Investor Group”) agreed during the term of the Agreement: (i) not to solicit proxies or engage in a proxy contest with respect to proposals to be considered at any meeting of the Issuer’s stockholders, (ii) not to encourage, advise or influence any other person or support or assist any third party in so encouraging, assisting or influencing any person to solicit proxies or engage in a proxy contest with respect to proposals to be considered at any meeting of the Issuer’s stockholders, (iii) not to solicit proxies or written consents of stockholders with respect to any securities of the Issuer entitled to vote in the election of directors of the Issuer, or securities convertible into or exercisable or exchangeable for such securities (collectively, “Voting Securities”), or make or in any way participate in any solicitation of any proxy, consent or other authority to vote any Voting Securities with respect to any matter, otherwise conduct a nonbinding referendum with respect to the Issuer, or become a participant in, support or encourage, or seek to advise, assist or influence any person or entity in any solicitation with respect to the Issuer not approved and recommended by the Board, (iv) not to form, join or participate in any partnership, limited partnership, syndicate or other group within the meaning of

CUSIP No. 969457100	Page 9 of 11 Pages

Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to Voting Securities or deposit any Voting Securities in a voting trust or subject any Voting Securities to any voting agreement (other than, in each case, solely with other members of the Investor Group), (v) not to seek to call, or request the call of, a special meeting of holders of any Voting Securities of the Issuer, (vi) not to seek to make or make a stockholder proposal at any meeting of stockholders or holders of other Voting Securities, (vii) not to make a request for a list of holders of any of the Voting Securities, (viii) not to seek election to the Board, seek to place a representative on the Board or seek the removal of any director from the Board (in each case other than the election or removal of Mr. Mandelblatt or Mr. Meister (or his designee)), (ix) acting alone or in concert with others not to seek to control or influence the management, strategies, governance or policies of the Issuer, (x) not to solicit, effect or seek to effect, offer or propose to effect, or cause or participate in, or in any way assist or facilitate any other person to effect or seek, offer or propose to effect or participate in or, except as otherwise permitted in the Agreement, make any statement with respect to any merger, consolidation, business combination, tender or exchange offer, sale or purchase of assets, sale or purchase of securities, dissolution, liquidation, restructuring, reorganization, recapitalization, or similar transactions (each an “Extraordinary Transaction”) of or involving the Issuer or certain other related parties, (xi) not to tender or exchange any Voting Securities into any tender offer or exchange offer or vote any securities of the Issuer in favor of any Extraordinary Transaction not approved or recommended by the Board, (xii) except as otherwise permitted in the Agreement, not to make or issue any public disclosure, statement or announcement in support of certain actions or negatively commenting on or disparaging the Issuer, the Board or management, (xiii) except as otherwise permitted in the Agreement, not to make or disclose any statement regarding any intent, purpose, plan or proposal with respect to the Board, the Issuer, the Issuer’s management, policies or affairs or any of its securities or assets or the Agreement that is inconsistent with the provisions of the Agreement, (xiv) not to publicly request that the Issuer or any of its representatives release any member of the Investor Group from, amend or waive any provision of the Agreement or the Confidentiality Agreement, (xv) not to acquire, agree or seek to acquire any Voting Securities or any property, asset or business of the Issuer if, immediately after such acquisition, the Investor Group and any related persons would collectively, in the aggregate, own more than 15% of the outstanding shares of any class of the Voting Securities, (xvi) not to enter into any discussion, negotiations, agreements or undertakings with any person with respect the foregoing or advise, assist, encourage or seek to persuade others to take any action with respect to any of the foregoing, (xvii) except as otherwise permitted in the Agreement, to cause all Voting Securities beneficially owned by it or a related person as of the record date for any meeting of the Issuer’s stockholders to be present for quorum purposes and to be voted at any meeting of the Issuer’s stockholders in favor of each director nominated and recommended by the Board for election at such meeting, against any stockholder nominations for director which are not approved and recommended by the Board for election at any such meeting, and in accordance with the Board’s recommendation with respect to any matter subject to a vote of stockholders other than the election of directors, and (xviii) to promptly inform the Issuer of any agreements or other instruments entered into after the date of the Agreement between or among any of the Corvex Persons or any related persons, on the one hand, and any of the Soroban Persons or any related persons, on the other hand, which relate to the Issuer or with Mr. Mandelblatt or Mr. Meister (or his designee) in connection with his status as a member of the Board.

Mr. Mandelblatt agreed to tender his resignation from the Board if at any time after his appointment to the Board (i) the Investor Group ceases to satisfy the Investor Group Minimum Ownership Requirement (as defined below), (ii) the Soroban Persons cease to satisfy the Soroban Persons Minimum Ownership Requirement (as defined below), (iii) the Corvex Persons cease to satisfy the Corvex Persons Minimum Ownership Requirement (as defined below), (iv) the Investor Group, Mr. Mandelblatt or Mr. Meister (or his designee) is in material breach of certain of its obligations under the Agreement or the Confidentiality Agreement, or (v) after joining the Board, Mr. Meister (or his designee) ceases to be a director on the Board.

Mr. Meister (or his designee) agreed to tender his resignation from the Board if at any time after his appointment to the Board (i) the Investor Group ceases to satisfy the Investor Group Minimum Ownership Requirement, (ii) the Soroban Persons cease to satisfy the Soroban Persons Minimum Ownership Requirement, (iii) the Corvex Persons cease to satisfy the Corvex Persons Minimum Ownership Requirement, (iv) the Investor Group, Mr. Mandelblatt or Mr. Meister (or his designee) is in material breach of certain of its obligations under the Agreement or the Confidentiality Agreement, or (v) after joining the Board, Mr. Mandelblatt  ceases to be a director on the Board.

Each of Mr. Mandelblatt and, once appointed to the Board, Mr. Meister (or his designee) agreed (i) to comply with the Issuer’s code of conduct and all other Issuer policies and guidelines applicable generally to directors serving on the Board, subject to certain exceptions, (ii) to submit to the Issuer a directors’ and officers’ questionnaire and other reasonable and customary director on-boarding documentation required by the Company in connection with the appointment or election of a new director and (iii) to provide to the Issuer, to the same extent as provided with respect to other nominees, such information as is required to be disclosed in proxy statements under applicable law or is otherwise necessary for the inclusion of Mr. Mandelblatt and Mr. Meister (or his designee) on the Board’s slate of nominees for election as directors.

CUSIP No. 969457100	Page 10 of 11 Pages

Certain obligations of the Issuer shall be relieved if (a)  the Investor Group ceases to hold sole voting and investment power over at least 40,000,000 Physical Shares (as defined in the Agreement) (the “Investor Group Minimum Ownership Requirements”), (b) the Soroban Persons cease to hold sole voting and investment power over at least 12,500,000 Physical Shares (the “Soroban Persons Minimum Ownership Requirement”), (c) the Corvex Persons cease to hold sole voting and investment power over at least 21,000,000 Physical Shares (the “Corvex Persons Minimum Ownership Requirement”), (d) any member of the Investor Group breaches certain of its obligations under the Agreement or the Confidentiality Agreement, or (e) after his appointment to the Board, either Mr. Mandelblatt or Mr. Meister (or his designee) ceases to be a member of the Board.

The Agreement shall terminate on the later of (a) the date on which (i) prior to the appointment of Mr. Meister (or his designee) to the Board, Mr. Mandelblatt is no longer serving on the Board, or (ii) after the appointment of Mr. Meister (or his designee) to the Board, both Mr. Mandelblatt and Mr. Meister (or his designee) are no longer serving on the Board, and (b) the date that is seven business days prior to the 2015 Deadline.

The descriptions of the Agreement and the Confidentiality Agreement set forth above are not complete and are qualified in their entirety by reference to the full text of such agreements attached hereto as Exhibit 4, which are incorporated herein by reference.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                 Material to be Filed as Exhibits.

Exhibit 2 – Transactions in the Shares effected in the past 60 days.

Exhibit 4 – Agreement, dated as of February 25, 2014, by and among Corvex Management LP, Keith A. Meister, Soroban Master Fund LP, Soroban Capital Partners LLC, Eric W. Mandelblatt, and The Williams Companies, Inc.

CUSIP No. 969457100	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 25, 2014	CORVEX MANAGEMENT LP

By: /s/ Keith Meister
Keith Meister
Managing Partner

Date: February 25, 2014	KEITH MEISTER

By: /s/ Keith Meister

Date: February 25, 2014	SOROBAN MASTER FUND LP

By: /s/ Eric W. Mandelblatt
Eric W. Mandelblatt
Authorized Signatory of its Investment Manager

Date: February 25, 2014	SOROBAN CAPITAL PARTNERS LLC

By: /s/ Eric W. Mandelblatt
Eric W. Mandelblatt
Managing Partner

Date: February 25, 2014	ERIC W. MANDELBLATT

By: /s/ Eric W. Mandelblatt

EXHIBIT 2

TRANSACTIONS

Together with Exhibit 2 previously attached to the Schedule 13D, the following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on February 25, 2014.  Except as otherwise noted below, all such transactions were purchases or sales of Shares effected in the open market, and the table includes commissions paid in per share prices.

NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE / PREMIUM PER OPTION
Corvex – Open Market Share Purchase	2/20/2014	1,100,000	42.0926
Corvex – Open Market Share Purchase	2/21/2014	1,594,000	42.0433

EXHIBIT 4

EXECUTION VERSION

This Agreement (this “Agreement”), dated as of February 25, 2014, is by and among Corvex Management LP and Keith Meister (together, the “Corvex Group”), Soroban Master Fund LP, Soroban Capital Partners LLC and Eric W. Mandelblatt (collectively, the “Soroban Group” and, together with the Corvex Group, the “Investor Group”) and The Williams Companies, Inc., a Delaware corporation (the “Company”).

Recitals

A.  The Board of Directors (the “Board”) of the Company intends to increase the size of the Board from eleven to twelve members and to appoint Eric W. Mandelblatt (“Soroban Designee”) as a director in the newly-created vacancy with a term expiring at the Company’s 2014 annual stockholders’ meeting (the “2014 Meeting”).

B.  Subject to the terms of this Agreement, at the 2014 Meeting and at the Company’s 2015 annual stockholders’ meeting (the “2015 Meeting”), the Board intends to nominate Soroban Designee for re-election as a member of the Board and to recommend that the stockholders of the Company vote to elect Soroban Designee as a director of the Company.

C.  Subject to the terms of this Agreement, on the earlier of (a) November 20, 2014, and (b) the date of the first meeting of the Board occurring on or after November 1, 2014 (the earlier of (a) and (b), the “November Board Meeting Date”), the Board intends to increase the size of the Board by one member and appoint Keith Meister or, if Mr. Meister has, in his sole discretion, recommended another individual with industry experience to serve as a Board member in lieu of Mr. Meister as contemplated in Section 1(c) of this Agreement, and both Mr. Meister and the Company agree in writing to such person serving as a director in lieu of Mr. Meister, such person (Mr. Meister or such other person approved as set forth above, “Corvex Designee” and, together with Soroban Designee, “Designees”) as a director in the newly-created vacancy with a term expiring at the 2015 Meeting.

D.  Subject to the terms of this Agreement, at the 2015 Meeting, the Board intends to nominate Corvex Designee for re-election as a member of the Board and to recommend that the stockholders of the Company vote to elect Corvex Designee as a director of the Company.

E.  The Investor Group is the beneficial owner of an aggregate of 62,682,960 shares of the Company’s common stock, par value $1.00 per share (“Common Stock”), and has additional economic interests in an aggregate of 5,394,000 shares of the Company’s Common Stock through cash-settled options.  For purposes of this Agreement, except as otherwise provided herein, the terms “beneficial owner”, “beneficial ownership” and terms of like import shall have the meanings set forth in Rule 13d-3 promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

F.  The Investor Group supports the appointment and election of Soroban Designee and Corvex Designee to the Board as set forth above.

AGREEMENT

NOW, THEREFORE, in consideration of and reliance upon the mutual covenants and agreements contained herein, the parties agree as follows:

1.  Board Nominations.  (a)  Within two business days after the date hereof, the Company shall increase the size of the Board from eleven to twelve members and appoint Soroban Designee to the Board.  The Company shall include Soroban Designee as a nominee for election to the Board on the slate of nominees recommended by the Board in the Company’s proxy statement and on its proxy card relating to the 2014 Meeting and the 2015 Meeting and shall use its reasonable efforts to cause the re-election of Soroban Designee to the Board at the 2014 Meeting and the 2015 Meeting, including by recommending that the Company’s stockholders vote in favor of Soroban Designee and otherwise supporting Soroban Designee in a manner no less rigorous and favorable than the manner in which the Company supports the Board’s other nominees in the aggregate.  Promptly after Soroban Designee’s appointment to the Board and, as a condition to Soroban Designee’s nomination for election as a director of the Company at the 2014 Meeting and the 2015 Meeting or any subsequent annual meeting, the Investor Group must provide to the Company, to the same extent as provided with respect to other nominees, such information as is required to be disclosed in proxy statements under applicable law or is otherwise necessary for the inclusion of Soroban Designee on the Board’s slate of nominees for election as directors.  The Company shall not be obligated pursuant to this Agreement to include Soroban Designee on the Board’s slate of nominees for election as directors at the Company’s annual meeting of stockholders for any meeting other than the 2014 Meeting and the 2015 Meeting.  Soroban Designee shall not receive any form of cash or equity compensation from the Company for his service as a director of the Company.  As of the appointment of Soroban Designee to the Board, subject to the terms of the Confidentiality Agreement, Mr. Meister shall be (A) entitled to receive copies of any notices, documents and other materials and information distributed to Soroban Designee in his capacity as a member of the Board, (B) afforded the same access to information of the Company as that afforded to Soroban Designee in his capacity as a member of the Board and (C) permitted to contact or communicate with management or employees of the Company to the same extent Soroban Designee, in his capacity as a member of the Board, is permitted to contact or communicate with management or employees of the Company.

(b)  On the November Board Meeting Date, the Company shall increase the size of the Board by one member and appoint Corvex Designee to the Board in the newly-created vacancy.  The Company shall include Corvex Designee as a nominee for election to the Board on the slate of nominees recommended by the Board in the Company’s proxy statement and on its proxy card relating to the 2015 Meeting and use its reasonable efforts to cause the re-election of Corvex Designee to the Board at the 2015 Meeting, including by recommending that the Company’s stockholders vote in favor of Corvex Designee and otherwise supporting Corvex Designee in a manner no less rigorous and favorable than the manner in which the Company supports the Board’s other nominees in the aggregate.  As a condition to Corvex Designee’s appointment to the Board and nomination for election as a director of the Company at the 2015 Meeting or any subsequent annual meeting, the Investor Group must provide to the Company, to the same extent as provided with respect to other nominees, such information as is required to be disclosed in proxy statements under applicable law or is otherwise necessary for the inclusion of Corvex Designee on the Board’s slate of nominees for election as directors.  The Company shall not be obligated pursuant to this Agreement to include Corvex Designee on the Board’s slate of nominees for election as directors at the Company’s annual meeting of stockholders for any meeting other than the 2015 Meeting.  Corvex Designee shall not receive any form of cash or equity compensation from the Company for his service as a director of the Company.

(c)  Mr. Meister shall, to the extent and in the manner he deems appropriate in his sole discretion, seek to identify an individual with industry experience as a potential nominee to the Board to be appointed in lieu of Mr. Meister, and if he does so identify any such person and, in his sole discretion, recommends that such person serve as a Board member in lieu of Mr. Meister, the Board may, in its sole discretion, determine to appoint such person as a director of the Company in lieu of Mr. Meister.

(d)  The Company shall be permanently relieved of its obligations under this Section 1 of this Agreement if:

(i)  at any time following the date hereof, the members of the Investor Group (including for this purpose any funds and accounts with respect to which (x) one or more members of the Investor Group are the only general partners or managing members or act as the only investment managers and (y) voting power or investment power are not delegated to or shared with any person or entity other than a member of the Investor Group or any of its controlled Affiliates) collectively do not hold sole voting power and investment power (within the meaning of Rule 13d-3 promulgated by the SEC under the Exchange Act) over at least 40,000,000 Physical Shares of Common Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock) (the “Investor Group Minimum Ownership Requirement”),

(ii)  at any time following the date hereof, the members of the Soroban Group (including for this purpose any funds and accounts with respect to which (x) one or more members of the Soroban Group are the only general partners or managing members or act as the only investment managers and (y) voting power or investment power are not delegated to or shared with any person or entity other than a member of the Soroban Group or any of its controlled Affiliates) collectively do not hold sole voting power and investment power (within the meaning of Rule 13d-3 promulgated by the SEC under the Exchange Act) over at least 12,500,000 Physical Shares of Common Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock) (the “Soroban Group Minimum Ownership Requirement”),

(iii)  at any time following the date hereof, the members of the Corvex Group (including for this purpose any funds and accounts with respect to which (x) one or more members of the Corvex Group are the only general partners or managing members or act as the only investment managers and (y) voting power or investment power are not delegated to or shared with any person or entity other than a member of the Corvex Group or any of its controlled Affiliates) collectively do not hold sole voting power and investment power (within the meaning of Rule 13d-3 promulgated by the SEC under the Exchange Act) over at least 21,000,000 Physical Shares of Common Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock) (the “Corvex Group Minimum Ownership Requirement”),

(iv)  the Investor Group, Soroban Designee or Corvex Designee is in material breach of any of (A) Section 1(c) of this Agreement, (B) Section 2 of this Agreement or (C) Sections 1 through 6 of the Confidentiality Agreement, or

(v)  after joining the Board, either Soroban Designee or Corvex Designee ceases to be a director on the Board.

For purposes of this Agreement, “Physical Shares” means, with respect to any person or entity, shares which are held either of record by such person or entity (or any fund or account to which such person or entity provides investment advice) or through a broker, dealer, agent, custodian or other nominee that is the holder of record of such shares.  For the avoidance of doubt, (A) the fact that Physical Shares of Common Stock are held in a margin account or are pledged as collateral pursuant to customary loan or prime brokerage documentation shall not result in such shares being considered not held with sole voting power and investment power, where (1) there is no borrowing under the margin or other facility to which the pledge relates or (2) if there is an outstanding borrowing under a margin or other facility to which such pledge relates, the value of the Common Stock subject to such pledge represents less than 50% of the aggregate value of all of the assets subject to such pledge, unless and until such shares are liquidated pursuant to a margin call or otherwise foreclosed upon by the applicable broker, lender or other third party, and (B) Physical Shares of Common Stock held by the Soroban Group or the Corvex Group shall not be considered not held with sole voting power and investment power due solely to the fact that the Soroban Group and the Corvex Group are deemed to be a group within the meaning of Section 13(d)(3) of the Exchange Act as a result of the Agreement, dated as of December 4, 2013, between Corvex Management LP and Soroban Capital Partners LLC.

(e)  Soroban Designee shall promptly offer to tender his resignation from the Board if at any time after his appointment to the Board (i) the Investor Group ceases to satisfy the Investor Group Minimum Ownership Requirement, (ii) the Soroban Group ceases to satisfy the Soroban Group Minimum Ownership Requirement, (iii) the Corvex Group ceases to satisfy the Corvex Group Minimum Ownership Requirement, (iv) the Investor Group, Soroban Designee or Corvex Designee is in material breach of any of (A) Section 1(c) of this Agreement, (B) Section 2 of this Agreement or (C) Sections 1 through 6 of the Confidentiality Agreement, or (v) after joining the Board, Corvex Designee ceases to be a director on the Board.  Corvex Designee shall promptly offer to tender his or her resignation from the Board if at any time after his or her appointment to the Board (i) the Investor Group ceases to satisfy the Investor Group Minimum

Ownership Requirement, (ii) the Soroban Group ceases to satisfy the Soroban Group Minimum Ownership Requirement, (iii) the Corvex Group ceases to satisfy the Corvex Group Minimum Ownership Requirement, (iv) the Investor Group, Soroban Designee or Corvex Designee is in material breach of any of (A) Section 1(c) of this Agreement, (B) Section 2 of this Agreement or (C) Sections 1 through 6 of the Confidentiality Agreement, or (v) after joining the Board, Soroban Designee ceases to be a director on the Board.

(f)  Each of Soroban Designee and Corvex Designee shall, during the term of his or her service as a director of the Company, comply with the Company’s Code of Conduct and all other Company policies and guidelines applicable generally to directors serving on the Board that (i) have been adopted as of the date hereof or (ii) are adopted after the date hereof and with which Soroban Designee and Corvex Designee are capable of complying as of the date of their adoption (collectively, the “Policies”); provided, however, that any disclosure by Soroban Designee or Corvex Designee of confidential information that is specifically permitted pursuant to the terms of the confidentiality agreement in the form attached hereto as Exhibit A (the “Confidentiality Agreement”) shall be deemed to not violate any of the Policies.  Notwithstanding the foregoing, the fact that securities of the Company, other than securities of the Company held directly by Soroban Designee or Corvex Designee, are held in a margin account or are pledged as collateral pursuant to customary loan or prime brokerage documentation shall not result in a breach of this Section 1(f) if (A) the terms of such margin account or customary loan or prime brokerage documentation provide that the same terms apply to all securities, including such securities of the Company, that are held in such margin account or subject to such customary loan or prime brokerage documentation and (B) the value of the securities of the Company held in such margin account or subject to such pledge represents less than 50% of the aggregate value of all of the assets subject to the applicable pledge.

(g)  Each of Soroban Designee and Corvex Designee shall submit to the Company a fully completed copy of the Company’s standard directors’ and officers’ questionnaire and other reasonable and customary director on-boarding documentation required by the Company in connection with the appointment or election of a new director as soon as practicable on or after the date of this Agreement, in the case of Soroban Designee, or as soon as practicable on or after the date on which Corvex Designee is appointed to the Board, in the case of Corvex Designee.

2.  Proxy Contests and Other Matters.  From the date hereof until the termination of this Agreement:

(a)  None of the Investor Group or any Affiliate or Associate controlled by any member of the Investor Group (such controlled Associates and Affiliates, collectively and individually, the “Investor Affiliates”) shall (i) solicit proxies or engage in a proxy contest with respect to the election of directors or any other proposal to be considered, or present any other proposal for consideration, at any meeting of the Company’s stockholders or (ii) encourage, advise or influence any other person or support or assist any third party in so encouraging, assisting or influencing any person to solicit proxies or engage in a proxy contest with respect to the election of directors or any other proposal to be considered, or present any other proposal for consideration, at any meeting of the Company’s stockholders.  For purposes of this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act (provided, however, that for purposes of this Agreement, the members of the Investor Group and their Affiliates and Associates, on the one hand, and the Company and its Affiliates and Associates, on the other hand, shall not be deemed to be “Affiliates” or “Associates”, as applicable, of one another) and the term “person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

(b)  None of the members of the Investor Group or any Investor Affiliate shall:

(i)  solicit proxies or written consents of stockholders with respect to, or from the holders of, shares of Common Stock or any other securities of the Company entitled to vote in the election of directors of the Company, or securities convertible into, or exercisable or exchangeable for, Common Stock or such other securities (collectively, “Voting Securities”), or make, or in any way participate in (other than by voting its shares of Voting Securities in a way that does not violate this Agreement), any solicitation (within the meaning of Rule 14a-1(l) promulgated by the SEC under the Exchange Act) of any proxy, consent or other authority to vote any Voting Securities with respect to any matter, otherwise conduct any nonbinding referendum with respect to the Company, or become a participant in, support or encourage, or seek to advise, assist or influence any person or entity in, any solicitation with respect to the Company not approved and recommended by the Board, including relating to the removal or the election of directors, other than solicitations or acting as a participant in support of all of the Company’s nominees;

(ii)  form, join or in any other way participate in any “partnership, limited partnership, syndicate or other group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to any Voting Securities, or otherwise support, encourage or participate in any effort by a third party with respect to the matters set forth in clause (i) above, or deposit any Voting Securities in a voting trust or subject any Voting Securities to any voting agreement, other than, in each case, solely with other members of the Investor Group or other Investor Affiliates with respect to the Voting Securities now or hereafter owned by them or pursuant to this Agreement (so long as any such Investor Affiliate has previously agreed with the Company in writing to be bound by the terms of this Agreement and the Confidentiality Agreement as a member of the Investor Group);

(iii)  (A) seek to call, or request the call of, a special meeting of the stockholders or holders of any other Voting Securities of the Company, (B) seek to make, or make, a stockholder proposal (whether pursuant to Rule 14a-8 under the Exchange Act or otherwise) at any meeting of the stockholders or holders of other Voting Securities of the Company, (C) make a request for a list of the holders of any of the Voting Securities, (D) seek election to the Board, seek to place a representative on the Board or seek the removal of any director from the Board (in each case other than the election or removal of Soroban Designee or Corvex Designee in his or her capacity as a director), or (E) otherwise acting alone or in concert with others, seek to control or influence the management, strategies, governance or policies of the Company;

(iv)  separately or in knowing conjunction with any other person in which it is or proposes to be either a principal, partner or financing source or is acting or proposing to act as broker or agent for compensation, solicit, effect or seek to effect, offer or propose (whether publicly or otherwise, directly or indirectly) to effect, or cause or participate in, or in any way assist or facilitate any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, or, except as expressly permitted by Section 3 of this Agreement, make any statement with respect to, any merger, consolidation, business combination, tender or exchange offer, sale or purchase of assets, sale or purchase of securities, dissolution, liquidation, restructuring, reorganization, recapitalization or similar transactions of or involving the Company or any of its Affiliates or Associates (each, an “Extraordinary Transaction”);

(v)  tender or exchange any Voting Securities into any tender offer or in any exchange offer or vote any securities of the Company in favor of any Extraordinary Transaction; provided, however, that nothing in this clause (v) shall prevent the Investor Group or any Investor Affiliate from tendering or exchanging Voting Securities in, or voting in favor of, any Extraordinary Transaction that has been (and continues to be at the time of such tender, exchange or vote) approved or recommended by the Board, or voting against any Extraordinary Transaction that has not been (and continues to not be at the time of such tender, exchange or vote) approved and recommended by the Board;

(vi)  except as expressly permitted by Section 3 of this Agreement, make or issue, or cause to be made or issued, any public disclosure, statement or announcement (including the filing or furnishing of any document or report with the SEC or any other governmental agency or any disclosure to any journalist, member of the media or securities analyst) (x) in support of any action described in clause (i), (iii) or (iv) above, or (y) negatively commenting upon or disparaging the Company, including the Company’s corporate strategy, business, corporate activities, Board or management or any person who has served as a director or member of management of the Company in the past in their capacity as such (and including making any statements critical of the Company’s business, strategic direction, capital structure or compensation practices);

(vii)  except as expressly permitted by Section 3 of this Agreement, make or disclose any statement regarding any intent, purpose, plan or proposal with respect to the Board, the Company, its management, policies or affairs or any of its securities or assets or this Agreement, that is inconsistent with the provisions of this Agreement, including any intent, purpose, plan or proposal that is conditioned on or would require any waiver, amendment, nullification or invalidation of any provision of this Agreement or take any action that could require the Company to make any public disclosure relating to any such intent, purpose, plan, proposal or condition;

(viii)  publicly request that the Company or any of its representatives release any member of the Investor Group from, amend or waive any provision of this Agreement or the Confidentiality Agreement;

(ix)  acquire, agree or seek to acquire or make any proposal or offer to acquire, or announce any intention to acquire, directly or indirectly, beneficially or otherwise, any Voting Securities or any property, asset or business of the Company (other than securities issued pursuant to a plan established by the Board for members of the Board or a stock split, stock dividend or similar corporate action initiated by the Company with respect to any securities beneficially owned by the members of the Investor Group and any Investor Affiliates on the date of this Agreement) if, immediately after such acquisition, the members of the Investor Group and any Investor Affiliates, collectively, would, in the aggregate, beneficially own more than 15% of the outstanding shares of any class of Voting Securities (provided that any Voting Securities that are convertible into, or exercisable or exchangeable for, Common Stock or any other class of securities of the Company entitled to vote in the election of directors of the Company shall be treated on an as-converted basis).  For purposes of this Section 2(b)(ix), (A) any Voting Securities that are the subject of any derivative, swap or hedging transaction or agreement or similar arrangement that has the effect of increasing the voting power or economic interest of any member of the Investor Group or any Investor Affiliate in any Voting Securities shall be deemed beneficially owned by the members of the Investor Group or the applicable Investor Affiliate and (B) any derivative, swap or hedging transaction or agreement or similar arrangement that has the effect of decreasing the voting power or economic interest of any member of the Investor Group or any Investor Affiliate in any Voting Securities shall not be given effect, so that the Voting Securities that are the subject of such derivative, swap or hedging transaction or agreement or similar arrangement shall be deemed beneficially owned by the members of the Investor Group or the applicable Investor Affiliate; or

(x)  enter into any discussions, negotiations, agreements or undertakings with any person with respect to the foregoing or advise, assist, encourage or seek to persuade others to take any action with respect to any of the foregoing.

Notwithstanding the foregoing, nothing in this Section 2(b) shall be deemed to in any way restrict or limit Soroban Designee’s or Corvex Designee’s actions in his or her capacity as a director of the Company.

(c)  Each member of the Investor Group shall cause all Voting Securities beneficially owned, directly or indirectly, by it, or by any Investor Affiliate, as of the record date for any meeting of the Company’s stockholders, to be present for quorum purposes and to be voted, at any meeting of the Company’s stockholders or at any adjournments or postponements thereof, (i) in favor of each director nominated and recommended by the Board for election at any such meeting, (ii) against any stockholder nominations for director which are not approved and recommended by the Board for election at any such meeting, and (iii) in accordance with the Board’s recommendation with respect to any matter subject to a vote of stockholders other than the election of directors; provided, however, that, in the case of the immediately preceding clause (iii) only, (A) if Soroban Designee and, if Corvex Designee has been appointed to the Board, Corvex Designee have voted against such matter in a vote of the Board, the Investor Group shall be permitted to cause the Mirror Amount of the Voting Securities beneficially owned, directly or indirectly, by the Investor Group and any Investor Affiliates to be voted against the Board’s recommendation with respect to such matter and (B) for the avoidance of doubt, all other Voting Securities beneficially owned, directly or indirectly, by the Investor Group and any Investor Affiliates shall be voted in accordance with the Board’s recommendation with respect to such matter.  With respect to any matter, the “Mirror Amount” shall be determined by multiplying the total number of Voting Securities that are beneficially owned, directly or indirectly, by the Investor Group and any Investor Affiliates by a fraction, the numerator of which is the number of Voting Securities beneficially owned by persons other than the Investor Group or any Investor Affiliate that are voted against the Board’s recommendation with respect to such matter and the denominator of which is the total number of Voting Securities beneficially owned by persons other than the Investor Group or any Investor Affiliate that are voted on such matter.

(d)  The Investor Group shall promptly inform the Company of any agreements or other instruments entered into after the date hereof between or among any member of the Corvex Group or any Affiliate or Associate thereof, on the one hand, and any member of the Soroban Group or any Affiliate or Associate thereof, on the other hand, which relate to the Company or either Designee in connection with his status as a Designee.

(e)  Until the time (i) prior to the appointment of Corvex Designee to the Board, Soroban Designee ceases to be a director on the Board or (ii) after the appointment of Corvex Designee to the Board if Corvex Designee is appointed to the Board, both Soroban Designee and Corvex Designee cease to be directors on the Board (or, in the case of the Company’s Policy Prohibiting Insider Trading as it relates to trading on material non-public information or any successor policy thereto, until the earlier of (x) three months following such time and (y) the date on which such policy would cease to apply in accordance with its terms), Soroban Designee and Corvex Designee shall comply with the Policies; provided, however, that any disclosure by Soroban Designee or Corvex Designee of confidential information that is specifically permitted pursuant to the terms of the Confidentiality Agreement shall be deemed to not violate any of the Policies.  Until the earlier of (A) three months following the time (1) prior to the appointment of Corvex Designee to the Board, Soroban Designee ceases to be a director on the Board or (2) after the appointment of Corvex Designee to the Board if Corvex Designee is appointed to the Board, both Soroban Designee and Corvex Designee cease to be directors on the Board, and (B) the date on which such policy would cease to apply in accordance with its terms, each member of the Investor Group and each fund and account for which a member of the Investor Group is the general partner or managing member or acts as the investment manager shall comply with the Trading Blackouts Policy of the Company’s Policy Prohibiting Insider Trading, and any successor policy thereto.  On the date of this Agreement, each member of the Investor Group party to the Confidentiality Agreement and the Company shall execute the Confidentiality Agreement.

3.  Public Announcement and SEC Filing.

The Company and the Investor Group shall announce the entry into this Agreement and the material terms hereof by means of a press release in the form attached as Exhibit B (the “Press Release”) as soon as practicable on or after the date of this Agreement.  The Investor Group shall promptly, but in no case prior to the date of the filing or other public release by the Company of the Press Release, prepare and file an amendment (the “13D Amendment”) to the Schedule 13D with respect to the Company originally filed by the Investor Group with the SEC on December 16, 2013, reporting the entry into this Agreement and amending applicable items to conform to its obligations hereunder.  The 13D Amendment shall be consistent with the Press Release and the terms of this Agreement.  The Investor Group and the Investor Affiliates shall provide the Company with reasonable opportunity to review and comment upon the 13D Amendment prior to filing, and shall consider in good faith any changes proposed by the Company.  Except as otherwise expressly set forth herein or specifically permitted pursuant to the terms of the Confidentiality Agreement, none of Soroban Designee, Corvex Designee, the other members of the Investor Group or any Investor Affiliates shall (i) issue a press release in connection with this Agreement or the actions contemplated hereby or (ii) otherwise make any public statement, disclosure or announcement with respect to this Agreement or the actions contemplated hereby.  Neither the Company nor the Investor Group shall make any public statements (including in any filing with the SEC, any regulatory or governmental agency or any stock exchange) that are inconsistent with, or otherwise contrary to, the statements in the Press Release.

4.  Representations and Warranties.

(a)  The Company hereby represents and warrants that this Agreement and the performance by the Company of its obligations hereunder (i) have been duly authorized, executed and delivered by it, and are valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors’ rights generally, (ii) do not require the approval of the stockholders of the Company and (iii) do not and will not violate any law or stock exchange rule or regulation, any order of any court of competent jurisdiction or other agency of the government, the Amended and Restated Certificate of Incorporation of the Company, the By-Laws of the Company or any provision of any indenture, agreement or other instrument to which the Company or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument, or result in the creation or imposition of, or give rise to, any lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever pursuant to any such indenture, agreement or other instrument.  The Company hereby represents and warrants that it is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite power and authority to execute and deliver this Agreement.

(b)  The Company hereby represents and warrants that it has provided the Investor Group or its representatives with copies of the Policies that are in effect on the date hereof.

(c)  Each member of the Investor Group, with respect to itself only, hereby represents and warrants that this Agreement and the performance by such person of its obligations hereunder (i) have been duly authorized, executed and delivered by it, and are valid and binding obligations of such person, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors’ rights generally, (ii) do not require the approval of any owner or holder of any equity interest of such person, as applicable, and (iii) do not and will not violate any law, any order of any court of competent jurisdiction or other agency of the government, the charter or other organizational documents of such person, as applicable, or any provision of any agreement or other instrument to which such person or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such agreement or other instrument, or result in the creation or imposition of, or give rise to, any lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever pursuant to any such agreement or other instrument.  Each member of the Investor Group, with respect to itself only, hereby represents and warrants that such person is, if not a natural person, duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite power and authority, and, if a natural person, is competent and has the legal capacity, to execute and deliver this Agreement.

(d)  The Corvex Group hereby represents and warrants that, as of the date hereof, it satisfies the Corvex Group Minimum Ownership Requirement and that all Voting Security ownership information with respect to the Corvex Group set forth on the draft 13D Amendment delivered to the Company prior to the date hereof is true and correct in all material respects.

(e)  The Soroban Group hereby represents and warrants that, as of the date hereof, it satisfies the Soroban Group Minimum Ownership Requirement and that all Voting Security ownership information with respect to the Soroban Group set forth on the draft 13D Amendment delivered to the Company prior to the date hereof is true and correct in all material respects.

(f)  The Investor Group hereby represents and warrants that, as of the date hereof, it satisfies the Investor Group Minimum Ownership Requirement and that all Voting Security ownership information with respect to the Investor Group set forth on the draft 13D Amendment delivered to the Company prior to the date hereof is true and correct in all material respects.

(g)  The Investor Group hereby represents and warrants that, as of the date of this Agreement, neither the Investor Group nor any Investor Affiliate is engaged in any discussions or negotiations or has any agreements or understandings (other than with respect to any stock option arrangement in existence as of the date hereof) whether or not legally enforceable, concerning the acquisition of beneficial ownership of or any other economic interest in any Common Stock or other Voting Securities, or has any actual knowledge that any other stockholders of the Company have any present or future intention of taking any actions that if taken by the Investor Group would violate any of the terms of this Agreement.  The Investor Group (excluding actions of Soroban Designee or Corvex Designee in his or her capacity as a director not otherwise in violation of Section 2 of this Agreement) agrees during the term of this Agreement to refrain from taking actions which are intended by the Investor Group to encourage other stockholders to engage in any such actions referred to in this Section 4(g).

(h)  The Investor Group hereby represents and warrants that it has informed the Company of all agreements and other instruments entered into on or prior to the date hereof between or among any member of the Corvex Group or any Affiliate or Associate thereof, on the one hand, and any member of the Soroban Group or any Affiliate or Associate thereof, on the other hand, which relate to the Company or either Designee in connection with his status as a Designee.

5.  Termination.

This Agreement shall terminate on the later of (a) the date on which (i) prior to the appointment of Corvex Designee to the Board, Soroban Designee is no longer serving on the Board (which shall include the effective date of any resignation from the Board delivered in writing by Soroban Designee) or (ii) after the appointment of Corvex Designee to the Board if Corvex Designee is appointed to the Board, both Soroban Designee and Corvex Designee are no longer serving on the Board (which shall include the effective date of any resignation from the Board delivered in writing by Soroban Designee, if Corvex Designee has previously ceased serving on the Board, or Corvex Designee, if Soroban Designee has previously ceased serving on the Board) and (b) the date that is seven business days prior to the end of the last day that stockholders of the Company may timely notify the Company of a nomination or proposal to be properly brought before the 2015 Meeting pursuant to the By-Laws of the Company, as then in effect (the “2015 Deadline”).  The Company shall provide written notice to the Investor Group of the 2015 Deadline at least fourteen business days’ prior to the 2015 Deadline.

6.  Miscellaneous.

(a)  Code of Conduct.

Assuming that the Company’s representation set forth in Section 4(b) of this Agreement is true and correct as of the date hereof, Soroban Designee acknowledges that he has received a copy of the Policies in effect on the date hereof and shall provide to the Company such certifications or acknowledgments in respect of Soroban Designee’s compliance with the Policies (for the avoidance of doubt, subject to Section 1(f)(ii) of this Agreement) as the Company may from time to time require from each of the other directors serving on the Board.  Prior to or upon Corvex Designee’s appointment to the Board if Corvex Designee is appointed to the Board, the Company shall provide Corvex Designee a copy of the Policies in effect at such time, and Corvex Designee shall provide to the Company such certifications or acknowledgments in respect of Corvex Designee’s compliance with the Policies (for the avoidance of doubt, subject to Section 1(f)(ii) of this Agreement) as the Company may from time to time require from each of the other directors serving on the Board.

(b)  Remedies; Submission to Jurisdiction.

Each party hereto hereby acknowledges and agrees, on behalf of itself and its Affiliates and Associates, that irreparable harm would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties hereto shall be entitled to specific relief hereunder, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, exclusively in the U.S. District Court for the Southern District of New York or any New York state court located in the borough of Manhattan in the City of New York, in addition to any other remedy to which they are entitled at law or in equity, and any party sued for breach of this Agreement expressly waives any defense that a remedy in damages would be adequate.  Each of the parties hereto (i) consents to submit itself to the jurisdiction of the U.S. District Court for the Southern District of New York or any New York state court located in the borough of Manhattan in the City of New York solely with respect to any dispute between or among the parties hereto that arises out of this Agreement or the transactions contemplated by this Agreement, (ii) agrees that it shall not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court, (iii) agrees that it shall not bring any action against the other parties relating to this Agreement or the transactions contemplated by this Agreement in any court other than the U.S. District Court for the Southern District of New York or any New York state court located in the borough of Manhattan in the City of New York, and each of the parties irrevocably waives the right to trial by jury, (iv) agrees to waive any bonding requirement under any applicable law, in the case any other party seeks to enforce the terms hereof by way of equitable relief, and (v) irrevocably consents to service of process by a reputable overnight mail delivery service, signature requested, to the address of such parties’ principal place of business or as otherwise provided by applicable law.  THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF

THE STATE OF NEW YORK.  Nothing in this Section 6(b) shall prevent any of the parties hereto from enforcing its rights under this Agreement or shall impose any limitation on any of the parties or their respective past, present or future general partners, directors, officers or employees in defending any claim, action, cause of action, suit, administrative action or proceeding of any kind, including any federal, state or other governmental proceeding of any kind, against any of them.  The rights and remedies provided in this Agreement are cumulative and do not exclude any rights or remedies provided by law.  Notwithstanding anything to the contrary contained herein, the parties agree that (i) the Soroban Group shall only have responsibility hereunder for the members of the Soroban Group and any of its Affiliates and shall have no liability with respect to any actions, omissions, rights, responsibilities, agreements, obligations, representations or warranties of the Corvex Group or any of its Affiliates and (ii) the Corvex Group shall only have responsibility hereunder for the members of the Corvex Group and any of its Affiliates and shall have no liability with respect to any actions, omissions, rights, responsibilities, agreements, obligations, representations or warranties of the Soroban Group or any of its Affiliates.

(c)  Entire Agreement; Amendment.

This Agreement and the Confidentiality Agreement contain the entire understanding of the parties with respect to the subject matter hereof or thereof.  Any previous agreements among the parties relating to the specific subject matter hereof are superseded by this Agreement and the Confidentiality Agreement.  Neither this Agreement nor any provision hereof (including this Section 6(c)) may be amended, changed or waived except by a written instrument signed by the party against whom enforcement of any such amendment, change or waiver is sought, which shall be effective only to the extent specifically set forth in such written instrument.

(d)  Notices.

All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing (including electronic format) and shall be deemed validly given, made or served, if (i) given by email, when such email is transmitted to the email address set forth below and the appropriate confirmation is received or (ii) if given by any other means, when actually received during normal business hours at the address set forth below:

If to Eric W. Mandelblatt and/or the Soroban Group, to:

Soroban Capital Partners LLC
444 Madison Avenue, 21st Floor
New York, NY 10022
Attention:         Eric W. Mandelblatt
Email:               EMandelblatt@sorobancap.com

If to Keith Meister and/or the Corvex Group, to:

Corvex Management LP
712 Fifth Avenue, 23rd Floor
New York, NY 10019
Attention:         Keith A. Meister
Email:               KMeister@corvexcap.com

If to the Company, to:

                              The Williams Companies, Inc.
                              One Williams Center
                              Tulsa, OK 74172
                              Attention:       Alan S. Armstrong
                                                      Craig L. Rainey
                              Email:             Alan.Armstrong@Williams.com
                                                      Craig.Rainey@Williams.com

(e)  Severability.

If at any time any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

(f)  Counterparts.

This Agreement may be executed in two or more counterparts which together shall constitute a single agreement.

(g)  No Third Party Beneficiaries.

This Agreement is solely for the benefit of the parties hereto and is not enforceable by any other person.

(h)  Interpretation and Construction.

Each of the parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel.  Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation.  Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regard to events relating to drafting or preparation.  The term “including” shall in all instances be deemed to mean “including without limitation”.  When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated.

(i)  Successors; No Assignments.

Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors of the parties hereto.  This Agreement shall not be assignable by any of the parties hereto.

(j)  Delays or Omissions.

It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party upon any breach or default of any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.

[The remainder of this page has been left blank intentionally.]

IN WITNESS WHEREOF, each of the parties has executed this Agreement, or caused the same to be executed, by its duly authorized representative as of the date first above written.

THE WILLIAMS COMPANIES, INC.

By: /s/ Alan S. Armstrong
Name: Alan S. Armstrong
Title: President and Chief Executive Officer

CORVEX MANAGEMENT LP

By: /s/ Keith Meister
Name: Keith Meister
Title: Managing Partner

KEITH MEISTER

By: /s/ Keith Meister
Name: Keith Meister

SOROBAN MASTER FUND LP

By: /s/ Eric W. Mandelblatt
Name: Eric W. Mandelblatt
Title: Authorized Signatory of its Investment Manager

SOROBAN CAPITAL PARTNERS LLC

By: /s/ Eric W. Mandelblatt
Name: Eric W. Mandelblatt
Title: Managing Partner

ERIC W. MANDELBLATT

By: /s/ Eric W. Mandelblatt
Name: Eric W. Mandelblatt

EXHIBIT A

CONFIDENTIALITY AGREEMENT

The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172

February 25, 2014

To:
Corvex Management LP and Keith Meister (together, the “Corvex Group”) and Soroban Master Fund LP, Soroban Capital Partners LLC and Eric W. Mandelblatt (collectively, the “Soroban Group”, and together with the Corvex Group, the “Investor Group” or “you”)

Ladies and Gentlemen:

This letter agreement shall become effective upon the execution and delivery by the parties of that Agreement (the “Agreement”), dated as of February 25, 2014, among The Williams Companies, Inc. (the “Company”) and the members of the Investor Group, to which this letter agreement is Exhibit A.  Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Agreement.  The Company understands and agrees that, subject to the terms of, and in accordance with, this letter agreement, Soroban Designee or, if Corvex Designee is appointed to the Board, Corvex Designee may, if and to the extent he or she desires to do so, disclose information he or she obtains while serving as a member of the Board to the Investor Group and its Deputies (as hereinafter defined), and may discuss such information with any and all such persons, subject to the terms and conditions of this letter agreement and the Agreement.  As a result, you and your Deputies may receive certain non-public information regarding the Company that constitutes Confidential Materials (as defined below).  You acknowledge that the Confidential Materials are proprietary to the Company and may include trade secrets or other business information the disclosure of which could harm the Company.  In consideration for, and as a condition of, the information being furnished to you and, subject to the restrictions in paragraph 2 hereof, the persons set forth on Schedule A hereto (collectively, the “Deputies”), you agree to treat any and all Confidential Materials in accordance with the provisions of this letter agreement and the Agreement, and to take or abstain from taking the other actions hereinafter set forth.  For purposes of this letter agreement, “Confidential Materials” means information concerning or relating to the Company or any of its subsidiaries or Affiliates that is furnished (whether on or after the date hereof) to you or your Deputies (regardless of the manner in which it is furnished, including in written or electronic format or orally, gathered by visual inspection or otherwise) by Soroban Designee or Corvex Designee, or by or on behalf of the Company, together with any notes, analyses, reports, models, compilations, studies, interpretations, documents, records or extracts thereof containing, referring, relating to, based upon or derived from such information, in whole or in part.

1.  The term “Confidential Materials” does not include information that (a) is or has become generally available to the public other than as a result of a direct or indirect disclosure by you or your Deputies in violation of this letter agreement or any obligation of confidentiality, (b) was within your or any of your Deputies’ possession on a non-confidential basis prior to its being furnished to you by Soroban Designee or Corvex Designee, or by or on behalf of the Company or its agents, representatives, attorneys, advisors, directors, officers or employees (collectively, the “Company Representatives”), or (c) is received from a source other than Soroban Designee, Corvex Designee, the Company or any of the Company Representatives;  provided, that in the case of (b) or (c) above, the source of such information was not reasonably believed by you to be bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Company or any other person with respect to such information at the time the information was disclosed to you.

2.  You shall, and you shall cause your Deputies to, (i) keep the Confidential Materials strictly confidential and (ii) not disclose any of the Confidential Materials in any manner whatsoever without the prior written consent of the Company;  provided, however, that you may privately disclose any such information (A) to your Deputies (x) who need to know such information for the sole purpose of advising you on your investment in the Company and (y) who are informed by you of the confidential nature of such information, it being understood and agreed that you shall be responsible for any violation of this letter agreement by your Deputies as if they were parties hereto, and (B) to the Company and the Company Representatives.  It is understood and agreed that neither Soroban Designee nor Corvex Designee shall disclose to you or your Deputies any information that he reasonably believes to be, or which he has been informed of is, Legal Advice (as defined below) that may be included in the Confidential Materials if such disclosure would constitute a waiver of the Company’s attorney client privilege or attorney work product privilege.  “Legal Advice” as used herein means any advice provided by legal counsel and shall not include factual information or the formulation or analysis of business strategy that is not protected by the attorney-client or attorney work product privilege.  The Company agrees to, and to cause the Company Representatives to, keep all information provided to it by the Investor Group or their agents, representatives, attorneys, advisors, directors, officers or employees in connection with the Agreement confidential to the same extent as the Investor Group would be required to in accordance with the terms of this letter agreement if such information were deemed Confidential Materials.

3.  In the event that you or any of your Deputies are required (by applicable subpoena, legal process, civil investigative demand, request for information or other similar legal requirement) to disclose any of the Confidential Materials, you shall promptly notify (except where such notice would be legally prohibited) the Company in writing by email and certified mail so that the Company may seek a protective order or other appropriate remedy (and if the Company seeks such an order, you shall provide such cooperation as the Company shall reasonably request at the Company’s expense).  Nothing herein shall be deemed to prevent you or your Deputies, as the case may be, from honoring a subpoena, legal process, civil investigative demand, request for information or other similar legal requirement that requires discovery, disclosure or

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production of the Confidential Materials if (a) you produce or disclose only that portion of the Confidential Materials which your legal counsel advises you is legally required to be so produced or disclosed and you inform the recipient of such Confidential Materials of the existence of this letter agreement and the confidential nature of such Confidential Materials or (b) the Company consents in writing to having the Confidential Materials produced or disclosed pursuant to the subpoena, legal process, civil investigative demand, request for information or other similar legal requirement.  In no event shall you or any of your Deputies oppose action by the Company to obtain a protective order or other relief to prevent the disclosure of the Confidential Materials or to obtain reliable assurance that confidential treatment will be afforded the Confidential Materials.  For the avoidance of doubt, it is understood and agreed that there shall be no “legal requirement” requiring you to disclose any Confidential Materials solely by virtue of the fact that, absent such disclosure, you, your Affiliates, Associates, Deputies or other representatives would be prohibited from purchasing, selling or engaging in derivative or other voluntary transactions with respect to the Common Stock or other securities of the Company or otherwise proposing or making an offer to do any of the foregoing, or you would be unable to file any proxy materials in compliance with Section 14(a) of the Exchange Act or the rules promulgated thereunder.

4.  You acknowledge that (a) none of the Company or any of the Company Representatives makes any representation or warranty, express or implied, as to the accuracy or completeness of any Confidential Materials, and (b) none of the Company or any of the Company Representatives shall have any liability to you or to any of your Deputies relating to or resulting from the use of the Confidential Materials or any errors therein or omissions therefrom.  You and your Deputies (or anyone acting on your or their behalf) shall not directly or indirectly initiate contact or communication with any executive or employee of, or advisor to, the Company, other than such persons approved in writing from time to time by the Board, concerning Confidential Materials or to seek any information in connection therewith from any such person, without the prior consent of the Company; provided, however, that (i) the restriction in this sentence shall not in any way apply to Soroban Designee or Corvex Designee in his or her capacity as a member of the Board and (ii) the restriction in this sentence shall not prohibit Corvex Designee at any time from contacting or communicating with management or employees of the Company to the same extent Soroban Designee is permitted to contact or communicate with management or employees of the Company.

5.  All Confidential Materials shall remain the property of the Company.  Neither you nor any of your Deputies shall by virtue of any disclosure of and/or use of any Confidential Materials acquire any rights with respect thereto, all of which rights (including all intellectual property rights) shall remain exclusively with the Company.  At any time after the date on which (a) prior to the appointment of Corvex Designee to the Board, Soroban Designee ceases to be a director of the Company or (b) after the appointment of Corvex Designee to the Board if Corvex Designee is appointed to the Board, both Soroban Designee and Corvex Designee cease to be directors of the Company, upon the request of the Company for any reason, you shall promptly return to the Company or destroy all hard copies of the Confidential Materials and permanently erase or delete all electronic copies of Confidential Materials in your or any of your

3

Deputies’ possession or control (and, upon the request of the Company, shall certify to the Company that such Confidential Materials have been returned, destroyed, erased or deleted, as the case may be).  Notwithstanding the return, destruction or erasure or deletion of Confidential Materials, you and your Deputies shall continue to be bound by the obligations contained herein.

6.  You acknowledge, and shall advise your Deputies, that the Confidential Materials may constitute material non-public information under applicable federal and state securities laws, and that you shall not trade or engage in any derivative or other transaction on the basis of such information in violation of such laws.  You shall maintain policies that prohibit your Deputies from trading or engaging in any derivative or other transaction on the basis of material non-public information in violation of applicable federal and state securities laws and shall not grant any waiver of such policies with respect to the Company.

7.  Each of the Company and each member of the Investor Group, with respect to itself only, hereby represents and warrants to the other that (a) it has all requisite authority and power necessary, and, in the case of each member of the Investor Group that is a natural person, is competent and has the legal capacity, to execute and deliver this letter agreement and to consummate the transactions contemplated hereby, (b) the execution and delivery of this letter agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all required action on its part and no other action or proceeding on its part is necessary to authorize the execution and delivery of this letter agreement or to consummate the transactions contemplated hereby, (c) this letter agreement has been duly and validly executed and delivered by it and constitutes its valid and binding obligation enforceable against it in accordance with its terms and (d) this letter agreement will not result in a violation of any terms or provisions of any agreements to which it is a party or by which it may otherwise be bound or of any law, rule, license, regulation, judgment, order or decree governing or affecting it.

8.  It is agreed that no delay or omission by the Company to exercise any right, power or remedy accruing to it upon any breach or default of any other party under this letter agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of any similar breach or default thereafter occurring, nor shall any waiver by the Company of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.

9.  YOU ACKNOWLEDGE AND AGREE THAT THE VALUE OF THE CONFIDENTIAL MATERIALS TO THE COMPANY IS UNIQUE AND SUBSTANTIAL, BUT MAY BE IMPRACTICAL OR DIFFICULT TO ASSESS IN MONETARY TERMS.  YOU FURTHER ACKNOWLEDGE AND AGREE THAT IRREPARABLE DAMAGE WOULD OCCUR IN THE EVENT THAT ANY OF THE PROVISIONS OF THIS LETTER AGREEMENT WERE NOT PERFORMED IN ACCORDANCE WITH ITS SPECIFIC INTENT OR WERE OTHERWISE BREACHED.  ACCORDINGLY, YOU AGREE THAT THE COMPANY SHALL BE

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ENTITLED TO AN INJUNCTION OR INJUNCTIONS, WITHOUT BOND, TO PREVENT OR CURE BREACHES OF THE PROVISIONS OF THIS LETTER AGREEMENT AND TO ENFORCE SPECIFICALLY THE TERMS AND PROVISIONS HEREOF, THIS BEING IN ADDITION TO ANY OTHER REMEDY TO WHICH THE COMPANY MAY BE ENTITLED BY LAW OR EQUITY, AND YOU EXPRESSLY WAIVE ANY DEFENSE THAT A REMEDY IN DAMAGES WOULD BE ADEQUATE.

10.  Each of the parties hereto (i) consents to submit itself to the jurisdiction of the U.S. District Court for the Southern District of New York or any New York state court located in the borough of Manhattan in the City of New York solely with respect to any dispute between or among the parties hereto that arises out of this letter agreement, (ii) agrees that it shall not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court, (iii) agrees that it shall not bring any action against the other parties relating to this letter agreement in any court other than the U.S. District Court for the Southern District of New York or any New York state court located in the borough of Manhattan in the City of New York, and each of the parties irrevocably waives the right to trial by jury, (iv) agrees to waive any bonding requirement under any applicable law, in the case the Company seeks to enforce the terms hereof by way of equitable relief, and (v) irrevocably consents to service of process by a reputable overnight mail delivery service, signature requested, to the address of such parties’ principal place of business or as otherwise provided by applicable law.  THIS LETTER AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF NEW YORK.

11.  This letter agreement and the Agreement contain the entire understanding of the parties with respect to the subject matter hereof and thereof.  Any previous agreements among the parties relating to the specific subject matter hereof are superseded by this letter agreement and the Agreement.  Neither this letter agreement nor any provision hereof (including this paragraph 11) may be amended, changed or waived except by a written instrument signed by the party against whom enforcement of any such amendment, change or waiver is sought, which shall be effective only to the extent specifically set forth in such written instrument.

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12.  All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing (including electronic format) and shall be deemed validly given, made or served, if (i) given by email, when such email is transmitted to the email address set forth below and the appropriate confirmation is received or (ii) if given by any other means, when actually received during normal business hours at the address set forth below:

If to Eric W. Mandelblatt and/or the Soroban Group, to:

Soroban Capital Partners LLC
444 Madison Avenue, 21st Floor
New York, NY 10022
Attention:         Eric W. Mandelblatt
Email:               EMandelblatt@sorobancap.com

If to Keith Meister and/or the Corvex Group, to:

Corvex Management LP
712 Fifth Avenue, 23rd Floor
New York, NY 10019
Attention:         Keith A. Meister
Email:               KMeister@corvexcap.com

If to the Company, to:

                          The Williams Companies, Inc.
                          One Williams Center
                          Tulsa, OK 74172
                          Attention:         Alan S. Armstrong
                                                    Craig L. Rainey
                          Email:               Alan.Armstrong@Williams.com
                                                    Craig.Rainey@Williams.com

13.  If at any time any provision of this letter agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this letter agreement.

14.  This letter agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

15.  Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors of the parties hereto.  This letter agreement shall not be assignable by any of the parties hereto.

16.  This letter agreement shall expire two years from the date on which (a) prior to the appointment of Corvex Designee to the Board, Soroban Designee ceases to be a

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director of the Company or (b) after the appointment of Corvex Designee to the Board if Corvex Designee is appointed to the Board, both Soroban Designee and Corvex Designee cease to be directors of the Company; except that you shall maintain in accordance with the confidentiality obligations set forth herein any Confidential Materials constituting trade secrets for such longer time as such information constitutes a trade secret of the Company as defined under 18 U.S.C. § 1839(3).

17.  No licenses or rights under any patent, copyright, trademark or trade secret are granted or are to be implied by this letter agreement.

18.  Each of the parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this letter agreement, and that it has executed the same with the advice of said independent counsel.  Each party and its counsel cooperated and participated in the drafting and preparation of this letter agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation.  Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this letter agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this letter agreement shall be decided without regard to events relating to drafting or preparation.  The term “including” shall in all instances be deemed to mean “including without limitation”.

[Rest of page intentionally left blank]

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Please confirm your agreement with the foregoing by signing and returning two copies of this letter agreement to the undersigned, whereupon this letter agreement shall become a binding agreement between you and the Company.

Very truly yours,

THE WILLIAMS COMPANIES, INC.

By: __________________
Name:
Title:

Accepted and agreed as of the date first written above:

CORVEX MANAGEMENT LP

By: _________________
Name:
Title:

KEITH MEISTER

By: _________________
Name: Keith Meister

SOROBAN MASTER FUND LP

By: _________________
Name:
Title:

SOROBAN CAPITAL PARTNERS LLC

By: _________________
Name:
Title:

ERIC W. MANDELBLATT

By: _________________
Name: Eric W. Mandelblatt

SCHEDULE A – DEPUTIES

1.	Any full-time employee of Soroban Master Fund LP or Soroban Capital Partners LLC.

2.	Any full-time employee of Corvex Management LP.

EXHIBIT B

News Release	Williams (NYSE: WMB) One Williams Center Tulsa, OK 74172 800-Williams www.williams.com

DATE: Feb. 25, 2014

Williams Investor Contacts: John Porter (918) 573-0797 Sharna Reingold	Williams Media Contacts: Tom Droege (918) 573-4034 or Dan Katcher / Andrew Siegel / Dan Moore Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449

For Corvex and Soroban:
Jeremy Fielding / Margaret Rohrmann
Kekst and Company
(212) 521-4800
Williams Reaches Agreement with Corvex and Soroban

TULSA, Okla. – Williams (NYSE: WMB), Corvex Management LP (“Corvex”) and Soroban Capital Partners LLC (“Soroban”) today announced that they have reached a mutual agreement under which, subject to the terms and conditions of the agreement, Eric Mandelblatt, Managing Partner of Soroban, will be promptly appointed to the Williams Board of Directors, and Keith Meister, Managing Partner of Corvex, or, at Mr. Meister’s option a mutually-agreeable industry expert, will be appointed to the Williams Board of Directors at the regularly scheduled November 2014 board meeting.

The Williams Board will nominate Mr. Mandelblatt to stand for election at the 2014 Annual Meeting of Stockholders and will nominate both Mr. Mandelblatt and Mr. Meister, or, at Mr. Meister’s option a mutually-agreeable industry expert, to stand for election at the 2015 Annual Meeting of Stockholders.

Corvex and Soroban have agreed to a customary standstill provision and certain individual and aggregate minimum share ownership requirements.  In addition, Corvex and Soroban have agreed not to solicit proxies in connection with the 2014 Annual Meeting or any other annual meeting while their designees are on the Williams Board, and to vote their shares in support of all of the Board's director nominees at those meetings.

Frank T. MacInnis, Chairman of the Williams Board of Directors, said: “Williams has a longstanding policy of open communications with its shareholders and welcomes input toward our goal of enhancing value. Williams, Corvex and Soroban have engaged in numerous discussions related to the company’s strategic plan to drive continued

1

value creation, and we are pleased to have reached this agreement.”

Alan Armstrong, President and Chief Executive Officer, said: “Creating stockholder value is the top priority of the Williams Board.  To that end, we appreciate the confidence that Corvex and Soroban have demonstrated in Williams via their substantial investments. We look forward to working with them as we continue to execute our short and long-term plans and create sustainable stockholder value.”

“I am delighted to join the Board of Williams, a company I have followed closely for the past 16 years.” said Mr. Mandelblatt. “This is an exciting time in the midstream energy industry in North America and we believe Williams has among the industry’s best assets with which to realize the significant growth opportunities that lie ahead. We believe Williams is uniquely positioned to continue its high rate of dividend growth through the end of the decade driven by its high quality existing assets and recent investments made in strategic areas where the cash flow growth is poised to positively inflect in coming years. We look forward to working with Alan, the Board and management to capture the full scale of this once in a generation opportunity.”

Mr. Meister said, "We collectively have over $2.5 billion invested in Williams reflecting what we believe is a truly special investment opportunity. Williams is a strong company with an attractive strategic position in an industry with powerful growth tailwinds. We believe the Company presents tremendous opportunities for future value creation under Alan’s leadership. Like Eric, we look forward to working with Alan and the Board to unlock the exceptional value inherent in this company.”

The complete agreement between Williams and Corvex and Soroban will be filed in a Form 8-K with the Securities and Exchange Commission.

Barclays is serving as financial adviser to Williams and Cravath, Swaine & Moore LLP is serving as its legal adviser. Akin Gump Strauss Hauer & Feld LLP is serving as legal adviser to Corvex and Soroban.

About Soroban and Eric Mandelblatt

Soroban Capital Partners LLC (“Soroban”) is a New York-based investment firm with over $5 billion in assets under management. The firm invests primarily in global equities, utilizing deep fundamental research to generate multi-year points-of-view on industries and companies.  Eric Mandelblatt is the Managing Partner and Chief Investment Officer of Soroban. Prior to founding Soroban, Mr. Mandelblatt was one of the Founding

2

Partners and portfolio managers of TPG-Axon Capital, a multi-billion dollar global investment firm. Mr. Mandelblatt started his career at Goldman Sachs & Co. where he held a number of positions within the Equities Division, including as an equity research analyst covering The Williams Companies, Inc. among other companies. Mr. Mandelblatt currently serves as a board member of the Ronald McDonald House New York City and the University of Florida Investment Corporation.

About Corvex and Keith Meister

Corvex Management LP (“Corvex”) is a fundamental based, value-oriented investment firm with over $5 billion in assets under management. Corvex focuses on investing in high quality, US businesses under-going change in industries with positive secular tailwinds.  Keith Meister currently serves as Managing Partner and Chief Investment Officer of Corvex where he oversees all aspects of the firm’s operations. Prior to founding Corvex, Mr. Meister served from June 2002 to August 2010 in a range of leadership roles within the organization headed by Carl C. Icahn, including as Chief Executive Officer and Vice Chairman of Icahn Enterprises LP (NYSE: IEP). Mr. Meister has previously served as a director of numerous companies including: Icahn Enterprises, Motorola Mobility, Motorola Inc., XO Holdings, Federal Mogul, American Railcar, ADT, and Ralcorp.

About Williams (NYSE: WMB)

Williams is one of the leading energy infrastructure companies in North America. It owns interests in or operates 15,000 miles of interstate gas pipelines, 1,000 miles of NGL transportation pipelines, and more than 10,000 miles of oil and gas gathering pipelines. The company's facilities have daily gas processing capacity of 6.6 billion cubic feet of natural gas, NGL production of more than 200,000 barrels per day and domestic olefins production capacity of 1.35 billion pounds of ethylene and 90 million pounds of propylene per year. Williams owns approximately 64 percent of Williams Partners L.P. (NYSE: WPZ), one of the largest diversified energy master limited partnerships. Williams Partners owns most of Williams' interstate gas pipeline and domestic midstream assets. Williams also owns Canadian operations and certain domestic olefins pipelines assets, as well as a significant investment in Access Midstream Partners, L.P. (NYSE: ACMP), a midstream natural gas services provider. The company's headquarters is in Tulsa, Okla. For more information, visit www.williams.com, where the company routinely posts important information.

Portions of this document may constitute “forward-looking statements” as defined by federal law.  Although the company believes any such statements are based on reasonable assumptions, there is no assurance that actual outcomes will not be materially different.  Any such statements are made in reliance on the “safe harbor” protections provided under the Private Securities Reform Act of 1995.  Additional information about issues that could lead to material changes in performance is contained in the company’s annual reports filed with the Securities and Exchange Commission.

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